EXHIBIT 99.1

Nebius Group N.V. announces results of its Annual General Meeting

AMSTERDAM, the Netherlands — August 22, 2025 — Nebius Group N.V. (NASDAQ: NBIS) (the “Company”), a leading AI infrastructure company, today announced that all resolutions proposed at the Annual General Meeting of Shareholders of the Company (the “AGM”), held on August 21, 2025, have been adopted.

The total number of Class A shares eligible to vote at the AGM was 203,009,866, with a total of 203,009,866 voting rights; the total number of Class B shares eligible to vote at the AGM was 35,698,674, with a total of 356,986,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Results of the AGM

Below are the results of each proposal presented to the AGM:

Item 1: Extension of term to prepare 2024 Accounts

Number of Votes For	Number of Votes Against	Number of Votes Abstained
413,735,313	123,050	2,104,319

Item 2: Adoption of the 2024 Accounts

Number of Votes For	Number of Votes Against	Number of Votes Abstained
413,816,798	61,688	2,084,196

Item 3: Discharge of the Board for liabilities to the Company

Number of Votes For	Number of Votes Against	Number of Votes Abstained
413,419,206	2,311,109	232,367

Item 4: Re-appointment of Arkady Volozh as an Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
414,917,731	872,064	172,887

Item 5: Re-appointment of Ophir Nave as an Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
401,785,324	12,911,264	1,266,094

Item 6: Re-appointment of John Boynton as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
396,747,571	19,015,666	199,445

Item 7: Re-appointment of Elena Bunina as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
401,251,034	14,510,759	200,889

Item 8: Appointment of Arne Grimme as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
414,193,016	506,752	1,262,914

Item 9: Re-appointment of Kira Radinsky as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
406,071,115	8,169,967	1,721,600

Item 10: Re-appointment of Charles Ryan as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
400,250,516	14,441,674	1,270,492

Item 11: Appointment of Matthew Weigand as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
414,184,894	505,075	1,272,713

Item 12: Amendment of Articles of Association of the Company, and authorization of Boaz Tal, General Counsel to the Company, and each lawyer and (candidate) civil-law notary of Warendorf, acting individually, to sign a notarial Deed of Amendment of the Articles of Association.

Number of Votes For	Number of Votes Against	Number of Votes Abstained
393,075,038	20,736,135	2,151,509

Item 13: Amendment of General Guidelines for Compensation of the Board of Directors

Number of Votes For	Number of Votes Against	Number of Votes Abstained
399,116,799	14,708,428	2,137,455

Item 14: Appointment of Auditors

Number of Votes For	Number of Votes Against	Number of Votes Abstained
415,724,883	56,308	181,491

Item 15: Designation of the Board of Directors as the competent body to issue from time to time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the AGM Date

Number of Votes For	Number of Votes Against	Number of Votes Abstained
399,060,809	14,801,824	2,100,049

Item 16: Designation of the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares for a period of five years from the AGM Date

Number of Votes For	Number of Votes Against	Number of Votes Abstained
393,002,569	20,744,607	2,215,506

Item 17: Authorization of the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase

Number of Votes For	Number of Votes Against	Number of Votes Abstained
401,299,780	14,483,756	179,146

Item 18: Cancellation of 40,000,000 Class A shares of the Company held in treasury

Number of Votes For	Number of Votes Against	Number of Votes Abstained
415,705,815	56,557	200,310

***

For further information, please visit https://group.nebius.com/governance/for-shareholders or contact:

Nebius Group N.V.

Investor Relations
askIR@nebius.com

Media Relations
media@nebius.com

3